March 2, 2012	TSX: SIL
NYSE AMEX: SILU

SPROTT RESOURCE LENDING CORP. REPORTS 2011 YEAR END RESULTS

Toronto, Ontario - Sprott Resource Lending Corp. (the “Company” or “Sprott Resource Lending”) today reported its financial results for the three and twelve months ended December 31, 2011. All figures are in Canadian dollars except where noted.

Sprott Resource Lending continues to build its business with the objective of becoming the preferred bridge and mezzanine lender to the resource industry. Management believes that its resource loans offer an attractive return profile and is pleased with the credit quality of its existing resource loan portfolio, as well as the bonuses earned from its lending activities.

The overall resource loan portfolio of the Company stood at $120 million at year-end and the Company had cash and investments of $85 million available with which to fund new investments. In addition, Sprott Resource Lending has residual real estate assets with a book value of $52 million which are in the process of liquidation.”

Fourth Quarter and Year End Highlights

This is the fourth quarter and the first full year that the Company has reported its results under International Financial Reporting Standards (“IFRS”) rather than Canadian GAAP.

  For the quarter ended December 31, 2011, the Company recorded net income of $4.0 million compared to the quarter ended December 31, 2010 where the Company had a net loss of $19.0 million. For the year ended December 31, 2011, the Company had net income of $2.5 million versus a net loss of $36.1 million for the previous year ended December 31, 2010.
  As at December 31, 2011, book value was $1.61 per common share, compared to $1.60 per common share as at December 31, 2010. The increase reflects the net income for the year and the effects of the Company’s normal course issuer bid while still paying $0.02 in dividends per common share during the course of 2011.
  During its first full year of operations, the resource loan portfolio grew from $5.0 million as at December 31, 2010 to $119.8 million as at December 31, 2011.

Peter Grosskopf, Chief Executive Officer, commented: “Since the commencement of our resource lending activities, we have successfully initiated over $650 million of resource loans and currently hold over $100 million of these loans on our balance sheet. Our origination activity is strongest when capital market conditions are weak, although we are noticing a steady increase in incoming business as our capital solution becomes better known in the industry. As our loan portfolio begins to mature, repayments are beginning to occur and we are working hard to redeploy funds and build our overall portfolio to optimal levels for shareholder returns.”

Jim Grosdanis, Chief Financial Officer said: “2011 has been a very successful year. Over the course of the past year we were able to originate over a dozen loans. With respect to our liquidating real estate portfolio, we continue to hold 5 properties with a carrying value of $52 million, compared to one year ago when we had interests in 17 properties with a carrying value of $118 million. We continue marketing of our remaining real estate properties and hope to see results in the upcoming months. As we have previously stated, due to the specialized nature of the final real estate assets awaiting disposition and our objective to seek the best outcome for our shareholders, we will consider the disposition of the remaining real estate assets in the context of the funding requirements for our resource loan opportunities.”

Vancouver: Suite 1028, 550 Burrard Street, Box 61, Vancouver, BC, Canada V6C 2B5 • Tel: 604-687-8378 • Fax: 604-682-3941
Toronto: Suite 2750, 200 Bay Street, Royal Bank Plaza, South Tower, Toronto, ON M5J 2J2 • Tel: 416-977-7222 • Fax: 416-977-9555
www.sprottlending.com

Normal Course Issuer Bid

Under its normal course issuer bid, the Company has repurchased and cancelled 1,464,212 of its common shares as of March 1, 2012 leaving the Company with 154,180,546 common shares outstanding. Upon expiry of its normal course issuer bid on March 15, 2012, the Company also intends to seek regulatory approval to make another normal course issuer bid, under which the Company may make open market purchases of its common shares over the TSX. The Company's directors believe that the purchase from time to time of common shares of the Company may be a worthwhile use of funds for the Company that should benefit continuing shareholders. The Company's directors believe that normal course issuer bid purchases of shares for cancellation may, by reducing the number of outstanding shares, reduce the discount that may exist between the market price of its shares and the Company's net asset value per share.

Dividend Update

As previously announced, the Board of Directors had approved the payment of a quarterly dividend of $0.015 per common share, which was an increase from prior quarters and reflects the continued growth of the resource loan portfolio. The dividend of $0.015 per common share was paid on February 10, 2012 to shareholders of record on January 27, 2012. The Company hereby notifies its shareholders that it will designate the full amount of such dividend as an "eligible dividend" for purposes of the Income Tax Act (Canada). As previously stated, the Company considers its dividend in line with the growth and performance of its resource loan portfolio and would look to make an announcement on its next quarterly dividend amount in April 2012.

Conference Call

Sprott Resource Lending plans an investor conference call to discuss its financial results at 10:00 am ET today. The call can be accessed live by dialing local (647) 427-7450 and toll free (888) 231-8191.

The call will be recorded and a replay made available approximately one hour after the live call ends. Individuals can access the replay by dialing local (416) 849-0833 or toll free (855) 859-2056 and entering pass code 56026240 followed by the number sign. The replay will be available until March 9, 2012.

About Sprott Resource Lending Corp.

Sprott Resource Lending specializes in bridge and mezzanine lending to precious and base metal mining, exploration and development companies and energy companies on a global basis. Headquartered in Toronto, the Company seeks to generate income from lending activities as well as the upside potential of bonus arrangements with borrowers generally tied to the underlying property or shares of the borrower.

Sprott Resource Lending (www.sprottlending.com) was founded by Quest Capital Corp. and Sprott Lending Consulting Limited Partnership. Sprott Lending Consulting LP is a wholly owned subsidiary of Sprott Inc., the parent of Sprott Asset Management LP (www.sprott.com), a leading Canadian independent money manager.

For more information about Sprott Resource Lending, please visit SEDAR (www.sedar.com) or contact:

Peter Grosskopf, President and CEO	416-943-4998
Jim Grosdanis, CFO	416-943-4698

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This press release may include certain statements that constitute “forward-looking statements”, and “forward looking information” within the meaning of applicable securities laws (“forward-looking statements” and “forward-looking information” are collectively referred to as “forward-looking statements”, unless otherwise stated). Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Forward-looking statements may relate to the Company’s future outlook and anticipated events or results and may include statements regarding the Company’s future financial position, business strategy, budgets, litigation, projected costs, financial results, taxes, plans and objectives. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements were derived utilizing numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that could cause our actual results to differ materially from those in the forward-looking statements. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect.

Forward-looking statements should not be read as a guarantee of future performance or results. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward looking statements. To the extent any forward-looking statements constitute future-oriented financial information or financial outlooks, as those terms are defined under applicable Canadian securities laws, such statements are being provided to describe the current potential of the Company and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward looking statements contained in this press release are expressly qualified in their entirety by this cautionary notice.